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We're working to disrupt Higher education with HIRE education and certification products


LearnDay
Learn Today. Get Certified.
Accredited training for regulated industries
and industry recognized skills certifications

learnday.com Delaware OH

Main Street | Software | Technology | B2C | Social Impact

LEAD INVESTOR



Peyton Bowman

Education has seen tremendous change over the past decade and with exponential online learning adopted during Covid, the trajectory is set. LearnDay is key in filling a tremendously growing gap in the way that individuals as well as corporations are choosing to become and stay relevant in the professional world. The LearnDay team is proven in their professional acumen and leadership capabilities. Their foresight in getting ahead of the curve by offering courses such as cryptocurrency alongside a high demand and recurring insurance offering shows they can reach new audiences while retaining a stable customer base.

Invested $20,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. 7,000+ students with more than 11,000 enrollments in Canadian insurance industry alone and growing
2. Revenue of $287,398, up from $173,143 previous year and profitable
3. Expansion across the USA with focus on Texas, Florida and California
4. Independent external certification of all courses recognized by industry
5. Product portfolio is expanding to regulated education in Finance, Healthcare
6. A highly-experienced team in online education and building successful companies
7. $320bn e-learning market with 9,1% CAGR

Our Team



Jacques Wong Chief Executive Officer

Founder and CEO of PNC Learning, one of Canada's leading independent providers of pre-licensing and accredited continuing education courses for insurance professionals. Jacques has deep experience in successfully launching new e-Learning programs.

Having employed people myself from College/University the challenge always remained to get them productive in the skills the job require and not just the theory. The fast changing business world and the skills they require today and tomorrow necessitates ongoing up-skill and re-skill of staff without leaving them huge debt achieving that.



Wayne Van Damme Chief Learning Officer

Founder, CEO and President of BlocksEDU Learning Corp BlocksEDU is a provider of quality courseware for Universities, Colleges and Education Providers with clients world-wide.



Chris Greyling President



Chris founded a number of diverse companies solving problems in challenging markets which included financial, E-Commerce, telecommunications and software solutions. Successful exits two companies to Johannesburg Stock Exchange listed companies.

The professional online education and certification platform for regulated and emerging industries

The cost of higher education has skyrocketed over the last 10 years with little to no underlying innovation leaving students with mountains of debt after spending years in college. We want to change that by providing a lower cost alternative that doesn't take 4 years and cost an arm and a leg. Students can quickly get job-ready through our licensing programs for regulated industries or through our industry-recognized skills certification programs.

We had to change the model

Traditionally, students took courses or degrees' in classrooms, **"just-in-case"** whereas today's technology has allowed us to learn **"just-in-time"**, learning concepts and skills as and when we need them, on a life-long continuous basis.

The fast changing business world and the skills they require today and tomorrow necessitates ongoing up-skill and re-skill of staff without leaving them huge debt achieving that.


We're working to disrupt
higher education with HIRE education

Current trends point to an opportunity

"Education is a RIGHT, not a privilege and the key to success in life".

Although our world is constantly changing, we still teaches today how we did 40+ years back when it comes to higher education. Degrees of 10, 20, 30 years back have very little relevance today of what employers and business' requires. Current trends show that we have to change the model if we believe "Education is a Right of everyone".

1. Student Debt


Student Debt/Cost
The cost of higher education has skyrocketed over the past 10 years with little to no innovation, leaving students with mountains of debt
Costs reduced with online education, testing and certification
Student loans make up the largest chunk of U.S. non-housing debt.
$4.0T
$3.0T
$2.0T
$1.0T
$0.0T
Other
Student Loan
Credit Card
Auto Loan
$0.4T
$1.4T
$0.8T
$1.2T
Q1'12
Q1'13
Q1'14
Q1'15
Q1'16
Q1'17
Q1'18
TheFinanceTwins.com
Percentage increase in consumer prices since the first quarter of 1978
CPI: 279%
Bloomberg

More than 42 million people in the US - roughly one in six adults - hold **student debt**, which averages roughly $30,000 for a four-year undergraduate degree. Financial stress from the loans, which bring typical monthly bills of nearly $400 for recent graduates, has been blamed for holding back a generation financially. These cost make access to education impossible for vast amounts of students resulting in lower income jobs and living standards. Online education have the potential to lower these cost dramatically, not just in dollars but in time and access too.

2. Skills Gap


Skills Gap
Traditional 4-year degrees do not meet the ever-changing needs for today's workforce where continuous learning is required
Competency-based education and unbundled degree modules aligned with industry needs
The competency gap between...
University & Industry
Apparent Gap
Educates for technical skills VS. Hires for traits
Uses academic aptitude tests VS. Uses behaviour-based competence tests
Uses expert panels approach to determine desired attributes (broad) VS. Uses critical incident methods to determine competency profile (detailed)
Tries to achieve a difference in students' competence (learning) VS. Requires an affirmation of a sum of competence (degree)
Historical dimension
Scientifically rigorous knowledge VS. Practical job skills

Studying for a 4-year degree from 20+ year old text books is just not good enough to fill the gap that employers need to day.

> *There is a war on talent right now right across Canada and a lot of companies … can't hire fast enough*

> ***ROB DAVIS, CHIEF DIVERSITY AND INCLUSION OFFICER AT KPMG CANADA***

The mismatch is forcing the private sector to step up with training programs tailored for the jobs on offer, rather than wait on a post-secondary education system based on a four-year university degree. Read more: **https://lnkd.in/eYMpTsx**

3. Mobility


Mobility
Limitations in mobility, inbound and outbound for students and staff is a major limitation today, accelerated by natural disasters which is becoming the norm
The shift from physical to distance learning are accelerated by COVID-19
Open enrolments accessible to anyone, online

The world of education evolved faster than anticipated mainly thanks to the COVID-19 pandemic and industry pressure to up- and right-skill to a changing world. Education across all sectors need to fill this requirement without removing the workforce from their workplace with a reduction in productivity.

Universities and Colleges acknowledges this change as recorded in the sixth Changing Landscape of Online Education (CHLOE) report, **CHLOE 6 Report** , with the 3 main takeaways of;

- More than three-quarters of college chief online officers believe their institutions' online undergraduate enrollment will increase as a result of switching to remote learning during the pandemic.
- Nearly nine in 10 respondents said online learning is a greater priority for their schools than before the pandemic.
- The survey suggests the move to remote learning in 2020 will bring lasting changes to higher education, including the adoption of more online courses and programs.

4. Unregulated & Unrecognized providers


Unrecognized
Most online education platforms are unregulated and unrecognized by industry


Build brand and accreditations through partnerships with educational institutions, regulators, and corporates

What is the value you may ask if a course creator lecture the course, set the test and assess the student? Nothing, absolutely nothing and we agree with you. Regulation does not always means government regulation. Testing and assessment MUST be independent from the course creator or lecturer, through a 3rd party building recognition from education institutions and industry alike.

Unfortunately that is not true with most fast-service e-learning platforms today and there can only be one loser - the student.

TIME TO CHANGE IT

A new category have emerged!


Certified and regulated Online education platforms
(with natural moats and winner-takes-all dynamics)

We are building **THE** certified and regulated online education platform to educate people and students from all walks of life, around the world.

- Corporate website: **LearnDay, Inc.**
- Regulated insurance industry and platform: **PNC Learning**
- Course ware provider to colleges & universities: **blocksEDU Learning Corp.**
- Nano-degree platform: **LearnDay Emerging Technologies**
- Independent Certification provider: **Foundational Technologies Institute (FTI)**
- Employment Ready certification provider: **Employment Ready Institute (ERI)**
- Various educational providers globally

Growth and Traction

Additional courses added since new financial year:

- Launched Life and Accident & Sickness courses with CE (Continued Education) for agents to retain license Q1
- Launched Life License Qualification Program (LLQP) exam preparation program Q2

Without the USA market expansion we experienced significant growth and traction in students and revenue.


Traction
35000
30000
25000
20000
15000
10000
5000
0
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
12 mths to 30/9/2020
8 mths to 30/5/2021
12 mths to 30/9/2021 projected
Business Accounts
Students
Revenue
Linear (Revenue)

From June 2021 to Sept 2021 are forward looking projections and are not guaranteed

What differentiate us and what is our competitive advantage

a) Differentiators:

- Mandatory education/training for regulated industries
- Curriculum development and partnerships with established educational institutions
- Proprietary courses/certification recognized by major employers

b) Competitive Advantage:

- We own the IP for course materials creating a library of accredited/recognized courses
- Accreditation and regulatory approvals for training material
- Industry recognition of our proprietary courses/certifications
- Partnerships with existing higher ed institutions (high exclusivity) through **blocksEDU Learning Corp.**

What our students say!

When you are doing a great job, you do not have to tell everyone, but let your quality of work speak for itself. Listen what our students have to say!!!

> ***Thanks for your help! PNC Learning has a great reputation! Many of my colleagues in my present company got their licenses through PNC learning. Your courses are very user friendly and easy to understand!***

- Dorcas M, Ontario

> ***I PASSED!!! I'm so pumped!! Thanks!!! Thank you for your resources! They really paid off! I have to write an amazing review now! 😉 I've already told 4 people in my office to buy your course. It's soo helpful.***

- Olivia S (HUB Insurance), British Columbia

> ***After doing a lot of research on what course to take, who should I go thru, what would benefit me the most, I decided to go with PNC. I had reached out to a couple ladies that have taken your course from the Cooperators and PNC came highly recommended.***

- Sara L, Alberta (The Co-operators)

Our immediate plans with your help

- **Expansion into the US (starting with insurance) in Q3 2021**
- **Expansion into other Financial Services sectors in Canada**
  - Q2 2021: Life Insurance - accredited continuing education & pre-licensing courses
  - Q2 2021: Financial Planning - accredited continuing education & pre-licensing courses
  - Q3 2021: Basic Securities Training - accredited pre-licensing courses
- **Expansion into Healthcare**
  - Q2 2021: Fitness Certifications
  - Q3 2021: Continuing Education Course for Pharmacists
- **Expansion into Emerging Technologies in Q1 2021**
  - Blockchain
  - Corporate Social Responsibility
  - Project Management
- **Explosive growth**
  We hope to grow 400%+ in 2021/22 with the expansion to the USA

These are forward looking projections and are not guaranteed